05053386

This Form CB contains 23 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN - 1 2005
1086

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Ito-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.
(Name of Subject Company)

05053388

N/A
(Translation of Subject Company's Name into English (if applicable))

PROCESSED
JUN 0 6 2005
THOMSON FINANCIAL

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Denny's Japan Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-3501
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Ito-Yokado Co., Ltd.:	Seven-Eleven Japan Co., Ltd.:	Denny's Japan Co., Ltd.:
Mika Nakamura	Youichi Tsuda	Kyosuke Suzuki
8-8, Nibancho, Chiyoda-ku	8-8, Nibancho, Chiyoda-ku,	8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8450, Japan	Tokyo, 102-8455, Japan	Tokyo, 102-8415, Japan
011-81-3-6238-2142	011-81-3-6238-3738	011-81-3-6238-3525

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 12, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	English Translation of the notice of resolutions at the annual shareholders' meeting, dated June 1, 2005, disseminated to the shareholders of Denny's Japan Co., Ltd.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the notice of resolutions at the annual shareholders' meeting distributed to the U.S. shareholders of Denny's Japan Co., Ltd.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On April 21, 2005, Denny's Japan Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Denny's Japan Co., Ltd.

By: Kenichi Asama

Name: Kenichi Asama

Title: Representative director, President and Chief Executive Officer

Date: June 1, 2005

Attachment A

[Translation]

This Notice of Resolutions is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

U.S. Securities Law Matters

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Securities Code No. 8195
June 1, 2005

To Shareholders:

8-8 Nibancho, Chiyoda-ku, Tokyo
Denny's Japan Co., Ltd.

Kenichi Asama, President and Representative Director

NOTICE OF RESOLUTIONS AT 32ND ANNUAL SHAREHOLDERS' MEETING

We are pleased to notify you that the below-described reports and resolutions were made at the 32nd annual shareholders' meeting of Denny's Japan Co., Ltd. (the "Company"), which was held on May 28, 2005.

Reports and Resolutions

Matters to be Reported:

Report on the Business Report, Balance Sheet, and Income Statement for the 32nd Accounting Period (from March 1, 2004 to February 28, 2005).

The contents of the above-mentioned accounting documents were reported.

Matters to be Approved:

Proposal 1: Approval of Proposed Appropriation of Retained Earnings for the 32nd Accounting Period.

This item was approved and resolved as proposed, and it was decided that the profit dividend for the period will be 15.50 Yen per share. Including the interim dividend, the total dividend amount for the period will be 31 Yen per share.

Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer.

This item was approved and resolved as proposed.

As described below, Proposal 3: "Partial Amendments to the Articles of Incorporation" was also approved and resolved as proposed. At the 47th Annual

Shareholders' Meeting of Ito-Yokado Co., Ltd. held on May 26, 2005, and at the 32nd Annual Shareholders' Meeting of Seven-Eleven Japan Co., Ltd. held on May 27, 2005, the proposals regarding stock-transfer and partial amendments to the articles of incorporation were approved and resolved.

Thus, it has been decided that subject to the approvals of the relevant authorities as required by law, the Company, and Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd. will jointly incorporate an absolute parent company, "Seven & I Holdings Co., Ltd." by means of stock-transfer as provided in Article 364 of the Japanese Commercial Code, and become wholly-owned subsidiaries of that company.

The principal particulars of the incorporation of an absolute parent company by means of stock-transfer are as described below (pp. 2 - 10 in the original Japanese text).

With respect to the procedure to be followed by shareholders in conjunction with the stock-transfer, please refer to "Information regarding Stock-Transfer Procedure" below (p. 12 in the original Japanese text).

Proposal 3: Partial Amendments to the Articles of Incorporation

This item was approved and resolved as proposed.

As described above, Proposal 2: "Incorporation of Absolute Parent Company by means of Stock-Transfer" was also approved as proposed and resolved. At the 47th Annual Shareholders' Meeting of Ito-Yokado Co., Ltd. held on May 26, 2005, and at the 32nd Annual Shareholders' Meeting of Seven-Eleven Japan Co., Ltd. held on May 27, 2005, the proposals regarding stock-transfer were approved and resolved.

Thus, it has been decided that the necessary amendment will be made to Article 40 (Interim Dividends) of the Company's current articles of incorporation as a means to secure the resources for year-end dividends for the accounting period ending in February 2006 of "Seven & I Holding Co., Ltd." The substance of the partial amendments is as described below (p. 11 in the original Japanese text).

Proposal 4: Election of Twelve (12) Directors.

This item was approved and resolved as proposed, and twelve persons, Messrs. Yoshifumi Nakayama, Kenichi Asama, Showzo Takahashi, Tsuyoshi Kubota, Nobutake Sato, Akio Imai, Hiroyuki Kohno, Masashi Goto, Takayoshi Takamatsu, Takamori Matsumoto, Toshitaka Watanabe, and Kyohei Narumi were elected and took office as directors.

Mr. Nobutake Sato is an outside director as prescribed in Article 188, Paragraph 2, Item 7-2 of the Commercial Code of Japan.

Proposal 5: Election of One (1) Corporate Auditor.

This item was approved and resolved as proposed, and Mr. Masahiro Inagaki was elected and took office as corporate auditor.

Proposal 6: Presentation of Retirement Grants to the Retiring Director and Retiring Corporate Auditor.

This item was approved and resolved as proposed, and it was thus decided that a retirement grant would be presented to Messrs. Masahiro Inagaki and Masaru Otsuki who resigned as Director and as Corporate Auditor, respectively, at the close of this meeting, in order to reward their meritorious services, within the applicable range in accordance with the Company's Officers' Retirement Grant Rules, and that the amount of such grant, the date, manner and other particulars of the presentation be left to the discretion of the Board of Directors with respect to the resigning Director and to the resolution of the Board of Corporate Auditors with respect to the resigning Corporate Auditor.

Principal particulars of Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer are as follows:

(1) Articles of Incorporation of "Seven & I Holdings Co., Ltd."

The articles of incorporation of "Seven & I Holdings Co., Ltd." are as shown in the "Articles of Incorporation of Seven & I Holdings Co., Ltd." section below (pp. 3 - 10 in the original Japanese text).

(2) Class and Number of Shares to be Issued by "Seven & I Holdings Co., Ltd." upon Stock-Transfer; Allotment of Shares to Shareholders

Upon the stock-transfer, "Seven & I Holdings Co., Ltd." will issue 1,346,383,002 shares of common stock and allot and deliver such shares to the shareholders (the term "shareholders" being hereinafter defined as including beneficial shareholders) of the Company, Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. (the "Three Companies") as entered in the Three Companies' respective latest shareholder registers as of the day immediately preceding the scheduled stock-transfer date (the term "shareholder register" being hereinafter defined as including beneficial shareholder registers) at the rate of: (a) one share of common stock of the Company to 0.65 shares of common stock of "Seven & I Holdings Co., Ltd."; (b) one share of common stock of Ito-Yokado Co., Ltd. to 1.20 shares of "Seven & I Holdings Co., Ltd."; and (c) one share of common stock of Seven-Eleven Japan Co., Ltd. to 1.00 shares of common stock of "Seven & I Holdings Co., Ltd."

(3) Amount of Stated Capital and Capital Reserve of "Seven & I Holdings Co., Ltd." to be Incorporated

(i) Amount of Stated Capital: 50,000,000,000 Yen.

(ii) Capital Reserve: the balance of the total amount of the net assets of the Three Companies as of the effective date of the stock-transfer after deducting the amount of the stated capital and the aggregate amount of cash payments upon the stock-transfer mentioned below.

(4) Cash Payment upon the Stock-Transfer (the Amounts to be paid to Shareholders)

In lieu of the Three Companies' respective interim dividends, "Seven & I Holdings Co., Ltd." will pay to each shareholder or registered pledgee entered in the Three Companies' respective latest shareholder registers as of the day immediately preceding the scheduled stock-transfer date a cash payment upon stock-transfer at the following rate for each share of the Three Companies within three (3) months from the incorporation of "Seven & I Holdings Co., Ltd."; provided that, the amount of such cash payment may be changed or not paid through mutual consultation among the Three Companies and "Seven & I Holdings Co., Ltd." in light of the conditions of their respective assets and liabilities, changes in the economic environment, and other circumstances.

(i) Common Stock of the Company: 15.50 Yen per share.

(ii) Common Stock of Ito-Yokado Co., Ltd. : 16 Yen per share.

(iii) Common Stock of Seven-Eleven Japan Co., Ltd.: 21.50 Yen per share.

(5) Scheduled Stock-Transfer Date

September 1, 2005.

Also, an application for registration of incorporation of "Seven & I Holdings Co., Ltd." is scheduled to be filed on September 1, 2005; provided that, if necessary for the procedure for the stock-transfer, such date may be changed through mutual consultation among the Three Companies.

(6) Maximum Amount of Profit Dividends

(i) The Company may distribute profit dividends to the shareholders or registered pledgees entered in the Company's latest shareholder register as of February 28, 2005 to the extent of 498,744,880 Yen in total (15.50 Yen per share).

(ii) Ito-Yokado Co., Ltd. may distribute profit dividends to the shareholders or registered pledgees entered in the company's latest shareholder register as of February 28, 2005 to the extent of 7,513,982,910 Yen in total (18 Yen per share).

(iii) Seven-Eleven Japan Co., Ltd. may distribute profit dividends to the shareholders or registered pledgees entered in the company's latest shareholder register as of February 28, 2005 to the extent of 17,234,146,236 Yen in total (21.50 Yen per share).

(7) Directors and Corporate Auditors of "Seven & I Holdings Co., Ltd."

There will be eleven Directors, Messrs. Toshifumi Suzuki, Noritoshi Murata, Tadahiko Ujiie, Sakae Isaka, Toshiro Yamaguchi, Kenichi Asama, Katsuhiro Goto, Scott T. Davis, Shozo Hashimoto, Takashi Anzai and Zenko Ohtaka. Messrs. Scott T. Davis and Shozo Hashimoto will be outside directors as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

There will be five Corporate Auditors, Messrs. Ikuo Kanda and Hisashi Seki, Ms. Yoko Suzuki, Mr. Hiroshi Nakachi and Ms. Megumi Suto. Ms. Yoko Suzuki, Mr. Hiroshi Nakachi and Ms. Megumi Suto will be outside corporate auditors as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki-Kaisha*.

(8) Amounts of Compensation for Directors and Corporate Auditors of "Seven & I Holdings Co., Ltd."

The amount of compensation for the directors and corporate auditors of "Seven & I Holdings Co., Ltd." for the period up to the close of its first annual shareholders' meeting will be within 50,000,000 Yen in the monthly aggregate with respect to its directors and within 5,000,000 Yen in the monthly aggregate with respect to its corporate auditors. The amount of compensation for its directors will not include salaries for directors who concurrently serve as employees.

(9) Accounting Auditor of "Seven & I Holdings Co., Ltd."

ChuoAoyama PricewaterhouseCoopers will be the accounting auditor.

(10) Matters Related to the Joint Incorporation

The Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd. will jointly incorporate their absolute parent company, "Seven & I Holdings Co., Ltd."

"SEVEN & I HOLDINGS CO., LTD.
ARTICLES OF INCORPORATION"

CHAPTER I: GENERAL PROVISIONS

Article 1. (Trade Name)

The Company shall be called "*Kabushiki Kaisha* Seven & I Holdings" and in English, "Seven & I Holdings Co., Ltd."

Article 2. (Purpose)

The purpose of the Company shall be, by way of owning shares of companies engaging in the following businesses and companies engaging in businesses equivalent thereto, to control and manage the businesses and activities of such companies:

(1) Retail trade of various goods, and manufacturing, processing and wholesale of related products;

(2) Manufacture, processing, purchase, wholesale and sale of perishable foods, processed foods, frozen foods, dairy products, oils and fats for foods, seasonings, tea, coffee, cocoa, drinking water, ice and other beverages and foods;

(3) Sale of salt and cigarettes; processing and sale of grain;

(4) Sale of liquor;

(5) Sale of clothing and bedding;

(6) Sale of accessories, fur products, footwear, rainwear, bags and pouches of all kinds;

(7) Sale of watches and clocks, eyeglasses, precious metals, jewelry and smoker's requisites;

(8) Sale of folded-boxes for food, packages and containers;

(9) Manufacture, processing, wholesale and sale of kitchen utensils and daily miscellaneous goods;

(10) Manufacture, processing, wholesale and sale of household electrical appliances, furniture, interior decorations and lighting fixtures;

(11) Manufacture, processing, wholesale and sale of entertainment goods, toys, sporting goods, musical instruments, records, and tapes;

(12) Sale of paper, stationery and office machinery and tools;

(13) Sale of works of art;

(14) Sale of medicines, quasi-medicines, medical instruments, pharmaceutical products, medical auxiliary supplies, industrial chemicals, welfare goods, care goods, sanitary goods, and weighing machines;

(15) Sale of cosmetics;

(16) Sale and maintenance of automobiles, bicycles and other vehicles, and parts relating thereto;

(17) Sale of optical machinery and tools and photo machinery and tools;

(18) Production, purchase and sale of seeds, plants, animals, animal feed, fertilizers, production materials for fruits and grains (steel frame materials for vinyl greenhouses, vinyl products such as multi-tunnels and other materials) and gardening materials;

(19) Delivery, rental and exportation of goods mentioned in (2) through (18) above;

(20) Planning, development, production, importation, exportation, sale and lease of publications such as books, magazines, newspapers and electronic publications;

(21) Planning, development, production, importation, exportation, sale and lease of video software and audio software on new kinds of media such as DVDs, CD-ROMs, compact discs and video tapes and recorded goods such as records and music tapes;

(22) Planning, production and hosting of events;

(23) Development and promotion of cultivation technology and distribution technology for fruits and grains;

(24) Research, planning, development and consultation related to buildings, facilities and equipment for persons with disabilities;

(25) Direct marketing sales and mail-order businesses;

(26) Antique dealing;

(27) Management of drugstores and clinics;

(28) Operation of restaurants, event facilities, amusement facilities, movie theaters, hotels and inns, ticket agencies, sporting facilities, cultural education, private preparatory schools, wedding halls, exhibition facilities, parking facilities and gas stations;

(29) Operation of virtual stores on Internet web pages, etc.;

(30) The service business of providing meals and distributing meals;

(31) Livestock husbandry businesses;

(32) Sale of benzene, kerosene, lubricants and other petroleum products, and the service businesses concerned with the sales facilities for such products;

(33) Management of photography, printing, copying, laundry, barber and beauty parlor businesses;

(34) Import-export business, and acting as an agent for foreign commercial transactions and import-export business;

(35) Transportation of general passengers and of freight by automobile, travel businesses, and agencies in connection therewith as well as for driver training schools;

(36) Research, training, publicity, advertising and publication of printed matters related to distribution operations and convenience stores;

(37) Sale of media space for publicity and advertising;

(38) Business associated with telecommunication and information processing;

(39) Business related to transportation and storage of goods and serving as an agent or intermediary for home delivery services;

(40) Services related to the management of convenience stores and restaurants through a franchise operation;

(41) Development, research and sales, and undertaking development and research on contract, regarding the design of various articles and the design of sales floors;

(42) Collection, processing and sale of information using communication systems such as the Internet, etc. and provision of service of various types of information;

(43) Provision of information concerned with goods and services other than those mentioned in the preceding item;

(44) Sale, importation, exportation and lease of computer hardware and software and serving as an agent or intermediary therefor;

(45) Sale of gift certificates;

(46) Issuance and handling of reward cards and prepaid cards;

(47) Sale and intermediary service of various tickets and certificates with prizes under the Law for Establishing Certificates with Prizes, etc.;

(48) Sale and lease of intangible property rights such as patents, utility models, trademarks and design patents;

(49) Non-life insurance agencies, insurance agencies relating to the Automobile Liability Securities Insurance Law, the business of offering life insurance subscriptions, other kinds of insurance agencies and brokerage and insurance services;

(50) Business concerned with sale, purchase, lease, rent, brokerage, administration, professional assessment, construction and repair of real estate;

(51) Business concerned with sale, purchase, lease, appraisal and repair of kitchen and shop fixtures, air-conditioning fixtures, vending machines, appliances, furnishings and other movables;

(52) Construction activities and design, supervision and carrying out of civil engineering;

(53) Interior and exterior decoration, equipment construction, and construction business;

(54) Planning, production and construction of urban development;

(55) Undertaking planning, development, management and operation of stores on contract;

(56) Money lending business, intermediary and guaranty of lending and borrowing of money, handling of credit cards, personal loans for financing purchases, brokerage of installment-loan sales and other financial services;

(57) Acting as an agent for money clearance and money collection;

(58) Money claims purchase business and integrated management;

(59) Introduction and installment of automatic teller machines and servicing business connected therewith;

(60) Technical assistance to, business consultancy for, commissioned business from, investment in and contribution to various enterprises;

(61) Planning and execution of market research and undertaking planning and execution on contract;

(62) Research and study of management information and undertaking research and study on contract;

(63) Business planning, research and system design;

(64) Serving as an agent or intermediary for various types of businesses;

(65) Cleaning of buildings and snow removal;

(66) Recycling of general waste;

(67) Contracting for security for buildings such as offices, stores, warehouses, plants, dormitories and houses and facilities annexed thereto;

(68) Contracting for secure transportation of articles, securities, money, etc.;

(69) Contracting for safety and security of people and articles at places where crowds are expected and management of parking lots, etc.;

(70) Contracting for credit investigation of individuals and companies;

(71) Business concerned with development, manufacture and sale of machines and equipment for security; and

(72) Any other business incidental to or in connection with the foregoing.

The Company may conduct any businesses mentioned in the preceding items and any other business incidental thereto or in connection therewith.

Article 3. (Head Office)

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Method of Public Notices)

Public notices by the Company shall be made in the *Nihon Keizai Shimbun* published in Tokyo.

CHAPTER II: SHARES

Article 5. (Total Number of Shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be 4,500,000,000 shares; provided, however, that if a cancellation of shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so canceled.

Article 6. (Purchase of Own Shares)

The Company may purchase its own shares by a resolution of the board of directors in accordance with the provisions of the Commercial Code, Article 211-3, paragraph 1, item 2.

Article 7. (Number of Shares Constituting One Voting Unit; Non-Issuance of Share Certificates Representing Shares of Less Than the Number of Shares Constituting One Voting Unit)

The number of shares constituting one voting unit of the Company shall be 100.

The Company shall not issue any share certificates representing shares of less than the number of shares constituting one voting unit (hereinafter referred to as "Less-than-One-Voting-Unit Shares"); provided, however, that in cases set forth in the share handling rules, this shall not apply.

Article 8. (Additional Purchase of Shares of Less Than One Voting Unit)

In accordance with the provisions of the share handling rules, any shareholder having Less-than-One-Voting-Unit Shares of the Company (including beneficial shareholders, and the same shall apply hereinafter) shall be entitled to demand that the Company sell such number of shares as may, together with the number of shares in such Less-than-One-Voting-Unit Shares, constitute the number of shares constituting one voting unit.

Article 9. (Transfer Agent)

The Company shall appoint a transfer agent with respect to shares.

The transfer agent and its handling office shall be designated by a resolution of the board of directors, and a public notice shall be made with respect thereto.

The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Register of Shareholders, Etc.") and the lost-share-certificate register of the Company shall be kept at the handling office of the transfer agent, and the registration of transfers of shares, purchases and additional purchases of Less-than-One-Voting-Unit Shares, and other operations relating to shares shall be handled by the transfer agent.

Article 10. (Record Date)

The Company shall deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of the last day of February of each year as the shareholders who shall be entitled to exercise their rights at the annual shareholders' meeting for the accounting period.

Notwithstanding the preceding paragraph, the Company may, pursuant to a resolution of the board of directors and upon making a prior public notice thereof, deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of a date different from the aforesaid date as the shareholders who shall be entitled to exercise their rights at the annual shareholders meeting for the relevant accounting period.

In addition to the preceding two paragraphs, the Company may, if necessary, pursuant to a resolution of the board of directors and upon making a prior public notice thereof, deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of a certain date as the shareholders who shall be entitled to exercise their rights.

Article 11. (Share Handling Rules)

The denominations of share certificates of the Company, registration of transfers of shares, purchases and additional purchases of the Less-than-One-Voting-Unit Shares, registration of pledges and indications of shares in trust and cancellations thereof, non-possession of share certificates, re-issuance of share certificates, various notifications from shareholders, other operations relating to shares and handling fees therefor shall be governed by the share handling rules prescribed by the board of directors.

CHAPTER III: SHAREHOLDERS' MEETING

Article 12. (Time of Meeting)

An annual shareholders' meeting of the Company shall be convened no later than three (3) months from the day following the end of each accounting period and an extraordinary shareholders' meeting shall be convened whenever necessary.

Article 13. (Place of Convocation)

General shareholders' meeting shall be convened in Tokyo.

Article 14. (Chairperson of the Meeting)

The Director-President shall preside over shareholders' meeting.

If the Company has a vacancy for the position of Director-President or the Director-President is unable to so act, one of the other directors in an order previously determined by the board of directors shall take the Director-President's place.

Article 15. (Method of Adopting Resolutions)

Unless otherwise stipulated by laws or ordinances or these Articles of Incorporation, resolutions of a shareholders' meeting shall be adopted by a majority of the voting rights of the shareholders attending the meeting.

Unless otherwise stipulated by these Articles of Incorporation, special resolutions of a shareholders' meeting governed by Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

Article 16. (Voting by Proxy)

Shareholders may exercise their voting rights by a proxy who shall also be a shareholder of the Company entitled to exercise voting rights. In this case, the shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each shareholders' meeting.

Article 17. (Minutes)

The substance of the proceedings and the results of the shareholders' meeting shall be recorded in the minutes, to which the chairperson of the meeting and the directors and corporate auditors present at such meetings shall affix their names and seals.

CHAPTER IV: BOARD OF DIRECTORS

Article 18. (Authority of Board of Directors)

In addition to matters stipulated by laws and ordinances or by these Articles of Incorporation, the board of directors shall determine the execution of important business of the Company.

Article 19. (Convocation of Meetings of the Board of Directors)

Unless otherwise stipulated by laws or ordinances, the Director-President shall convene and preside over meetings of the board of directors.

If the Company has vacancy for the position of Director-President or the Director-President is unable so to act, one of the other directors in an order previously determined by the board of directors shall convene and preside over the meeting of the board of directors.

Notice to convene a meeting of the board of directors shall be given to each director and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.

With the consent of all directors and corporate auditors, a meeting of the board of directors may be held without conducting the procedures of convocation.

Article 20. (Resolutions of the Board of Directors)

Resolutions of a meeting of the board of directors shall be adopted by a majority in number of the directors present at a meeting attended by the directors who constitute a majority in number of all the directors.

Article 21. (Minutes)

The substance of proceedings and the results of the meetings of the board of directors shall be recorded in the minutes, to which the directors and corporate auditors present at such meetings shall affix their names and seals.

CHAPTER V: DIRECTORS

Article 22. (Number)

The Company shall have not more than eighteen (18) directors.

Article 23. (Election)

A resolution for the election of directors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

Cumulative voting shall not be used for the election of directors.

Article 24. (Term of Office)

The term of office of directors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within one (1) year after their assumption of office.

The term of office of a director who has been elected to fill a vacancy or in order to increase the number of directors shall expire when the term of the other directors then serving will expire.

Article 25. (Directors with Titles)

The board of directors may, by its resolutions, appoint one Director-Chairperson, one Director-President, some Director-Deputy Chairpersons, some Director-Deputy Presidents, some Senior Managing Directors and some Managing Directors.

Article 26. (Representative Directors)

The Director-President shall represent the Company.

In addition to the preceding paragraph, the board of directors may, by its resolutions, appoint directors to represent the Company.

Article 27. (Compensation)

The compensation for directors shall be determined by a resolution of a shareholders' meeting.

Article 28. (Reduction of Directors' Liability, Etc.)

The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 12, by a resolution of its board of directors, exempt a director (including a former director) from his/her liability regarding an act mentioned in Article 266, paragraph 1, item 5 to the extent stipulated in the relevant laws and ordinances.

The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 19, execute an agreement with an outside director that limits his/her liability for compensation regarding an act mentioned in Article 266, paragraph 1, item 5; provided, however, that the limited amount of liability for compensation pursuant to such agreement shall be the amount stipulated in the relevant laws and ordinances.

CHAPTER VI: BOARD OF CORPORATE AUDITORS

Article 29. (Authority of Board of Corporate Auditors)

In addition to its authority as stipulated by laws and ordinances, the board of corporate auditors may, by its resolutions, determine matters with respect to the execution of duties of corporate auditors (to an extent not to prevent corporate auditors from exercising their authority).

Article 30. (Convocation of Meetings of the Board of Corporate Auditors)

Notice to convene a meeting of the board of corporate auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.

With the consent of all corporate auditors, a meeting of the board of corporate auditors may be held without conducting the procedures of convocation.

Article 31. (Resolutions of the Board of Corporate Auditors)

Unless otherwise stipulated in laws and ordinances, resolutions of a meeting of the board of corporate auditors shall be adopted by a majority of the corporate auditors.

Article 32. (Minutes)

The substance of proceedings and the results of the meetings of the board of corporate auditors shall be recorded in the minutes, to which the corporate auditors present at such meetings shall affix their names and seals.

CHAPTER VII: CORPORATE AUDITORS

Article 33. (Number)
The Company shall have not more than five (5) corporate auditors.

Article 34. (Election)
Resolutions for the election of corporate auditors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

Article 35. (Term of Office)
The term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within four (4) years after their assumption of office. The term of office of a corporate auditor who has been elected to fill a vacancy of a corporate auditor who has retired shall expire when the term of office of the corporate auditor who has retired would have otherwise expired.

Article 36. (Full-Time Corporate Auditor(s))
The corporate auditors shall appoint full-time corporate auditor(s) from among themselves.

Article 37. (Compensation)
The compensation for the corporate auditors shall be determined by a resolution of a shareholders' meeting.

Article 38. (Reduction of Corporate Auditors' Liability, Etc.)
The Company may, in accordance with the provisions of the Commercial Code, Article 280, paragraph 1, by a resolution of its board of directors, exempt a corporate auditor (including a former corporate auditor) from his/her liability to the extent stipulated in the relevant laws and ordinances.

CHAPTER VIII: ACCOUNTING

Article 39. (Business Year)
The business year of the Company shall be the one-year period from March 1 of each year through the last day of February of the following year and the last day of the accounting period shall be the last day of the relevant business year.

Article 40. (Profit Dividends)
Profit dividends of the Company shall be paid to shareholders or registered pledgees registered or recorded in the last Register of Shareholders, Etc. as of the last day of February of each year.

Article 41. (Interim Dividends)
The Company may, by a resolution of the board of directors, make cash distributions as interim dividends to the shareholders or registered pledgees registered or recorded in the last Register of Shareholders, Etc. as of August 31 of each year.

Article 42. (Payment Period of Dividends)

The Company shall be released from the obligation to pay profit dividends or cash amounts stipulated in the preceding Article that have not been received after the lapse of three (3) years from the date that the payment of such dividends or cash amounts commenced.

SUPPLEMENTARY PROVISIONS

Article 1. (Shares to be Issued upon Incorporation)

The Company shall be incorporated by means of a stock-transfer stipulated in the Commercial Code, Article 364.

The total number of shares to be issued by the Company upon its incorporation shall be 1,346,383,002 common shares.

Article 2. (First Business Year)

Notwithstanding the provisions of Article 39, the first business year of the Company shall be from the incorporation day of the Company to the last day of February, 2006.

Article 3. (First Term of Office of Corporate Auditors)

Notwithstanding the provisions of Article 35, paragraph 1, the first term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last account settlement date within one (1) year after their assumption of office.

Article 4. (First Compensation for Directors and Corporate Auditors)

Notwithstanding the provisions of Articles 27 and 37, the total compensation for directors until the closing of the first annual shareholders' meeting of the Company shall be 50,000,000 yen or less per month and the total compensation for corporate auditors until the closing of the first annual shareholders' meeting of the Company shall be 5,000,000 yen or less per month; provided that if a director is also an employee, the compensation amount for such director shall not include the salary for his/her service in the capacity of employee.

The substance of Proposal 3: Partial Amendments to the Articles of Incorporation is as follows:

(Underline indicates the amended portion.)

Before Amendment	After Amendment
Chapter VIII. Accounting	Chapter VIII. Accounting
Article 40. (Interim Dividends)	Article 40. (Interim Dividends)
The Company may, by resolution of the Board of Directors, make a cash distributions as interim dividends to the shareholders or registered pledgees entered or recorded in the latest shareholder register as of <u>August 31</u> of each year.	The Company may, by resolution of the Board of Directors, make a cash distribution as interim dividends to the shareholders or registered pledgees entered or recorded in the latest shareholder register as of <u>September 30</u> of each year.

End

At the meeting of the Board of Directors held following the conclusion of the annual shareholders' meeting, it was decided that the business operation would be conducted under the below-described new management structure. Also, the standing Corporate Auditor was elected by an election among the Corporate Auditors and took office.

Chairman	Yoshifumi Nakayama
Representative Director, President & Chief Executive Officer (CEO)	Kenichi Asama
Managing Director & Managing Executive Officer	Showzo Takahashi
Managing Director & Managing Executive Officer	Tsuyoshi Kubota
Director	Nobutake Sato
Director & Executive Officer	Akio Imai
Director & Executive Officer	Hiroyuki Kohno
Director & Executive Officer	Masashi Goto
Director & Executive Officer	Takayoshi Takamatsu
Director & Executive Officer	Takamori Matsumoto
Director & Executive Officer	Toshitaka Watanabe
Director & Executive Officer	Kyohei Narumi
Executive Officer	Masayoshi Kuroo
Executive Officer	Shuichi Ikeda
Executive Officer	Kyosuke Suzuki
Executive Officer	Keiichi Kansaku
Executive Officer	Yuu Kusama
Standing Corporate Auditor	Masahiro Inagaki
Corporate Auditor	Yoshihiro Tanaka
Corporate Auditor	Kouichi Ebata
Corporate Auditor	Kouzo Karamatsu

(Notes)

1. Mr. Nobutake Sato, Director, is an outside director as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.
2. Messrs. Yoshihiro Tanaka, Kouichi Ebata, and Kouzo Karamatsu, Corporate Auditors, are outside corporate auditors as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki-Kaisha.*

End

INFORMATION REGARDING STOCK-TRANSFER PROCEDURE

On May 28, 2005, at the annual shareholders' meeting of the Company, "Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer" was approved and resolved. "Proposal 3: Partial Amendments to the Articles of Incorporation" was also approved and resolved as proposed. At the 47th Annual Shareholders' Meeting of Ito-Yokado Co., Ltd. held on May 26, 2005, and at the 32nd Annual Shareholders' Meeting of Seven-Eleven Japan Co., Ltd. held on May 27, 2005, the proposals for the incorporation of "Seven & I Holdings Co., Ltd." and the proposals for partial amendments to the articles of incorporation were approved and resolved. As a result, the Company shares owned by the shareholders will transfer, effective as of the scheduled date of the stock-transfer (planned date is September 1, 2005), to "Seven & I Holdings Co., Ltd." to be newly incorporated, and the share certificates issued by the Company will become null and void.

Therefore, the Company's shareholders are requested to submit their share certificates to the Company, and new share certificates of "Seven & I Holdings Co., Ltd." will be allotted and delivered to the shareholders. As for the details of the procedure for submitting the Company share certificates, separate information will be provided. The shareholders are requested to read the information and follow the necessary procedure.

Please note that shareholders who use the "Book-entry Transfer System for Share Certificates, etc." are not required to follow the share certificate submission procedure.

As for the usage of the "Book-entry Transfer System for Share Certificates, etc.," please contact your securities firm.